SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CSS INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

125906 10 7

(CUSIP Number)

Justin W. Chairman, Esq. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 (215) 963-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

SCHEDULE 13D

CUSIP No. 125906 10 7	Page 2 of 10 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Jack Farber
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 180,746 Shares
	8	Shared voting power 338,767 Shares
	9	Sole dispositive power 180,746 Shares
	10	Shared dispositive power 338,767 Shares
11	Aggregate amount beneficially owned by each reporting person 519,513 Shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 5.4%
14	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 125906 10 7	Page 3 of 10 Pages

This Amendment No. 3 amends the Schedule 13D, as previously amended, filed by Jack Farber with respect to the common stock, par value $.10 per share (the “Common Stock”), of CSS Industries, Inc., a Delaware corporation (“CSS”).

Item 4. Purpose of Transaction.

Jack Farber serves as Chairman of the Board of Directors of CSS and he, and the other entities identified in Item 5 below, may from time to time engage in transactions involving the acquisition or disposition of Common Stock. Jack Farber and David M. Farber, Jack Farber’s son, were co-trustees of a trust for the benefit of David M. Farber (the “David Farber Trust”). David M. Farber passed away in October 2012, and Jack Farber is now the sole trustee for the David Farber Trust. Under the indenture of trust for the David Farber Trust, action of a majority of the trustees of the David Farber Trust was required to vote or dispose of the shares of Common Stock owned by the David Farber Trust.

In September 2012, Jack Farber and David M. Farber caused the David Farber Trust to enter into a plan intended to comply with Rule 10b5-1(c) under the Securities Exchange Act of 1934. Under the plan, the David Farber Trust had the ability to sell up to 60,383 shares of Common Stock, subject to minimum price conditions. As of December 19, 2012, the David Farber Trust has sold all 60,383 shares of Common Stock under the plan, including the shares of Common Stock reflected as having been sold in Item 5. See Item 5 for further information.

Except as set forth above, Jack Farber has no plans or proposals that may relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

Jack Farber may be deemed to beneficially own 519,513 shares of Common Stock (5.4% of the issued and outstanding shares of Common Stock of CSS, based upon information set forth in CSS’ Form 10-Q for the quarter ended September 30, 2012, indicating that 9,574,918 shares of Common Stock were issued and outstanding on October 30, 2012). Of that amount, he has sole voting and investment power with regard to 180,746 shares of Common Stock held by the Jack Farber Revocable Trust. Jack Farber is the sole trustee of this trust. In addition, Jack Farber may be deemed to have shared voting and investment power with regard to 338,767 shares of Common Stock. Shares as to which he has shared voting and investment power include the following:

•	151,042 shares of Common Stock held by The Vivian Farber Revocable Trust. Vivian Farber, Jack Farber’s wife, is the sole trustee of this trust;

•	123,145 shares of Common Stock held by The Vivian Farber 2012 Annuity Trust. Vivian Farber is the sole trustee of this trust; and

•	64,580 shares of Common Stock held by The Vivian Farber 2011 Annuity Trust. Vivian Farber is the sole trustee of this trust.

SCHEDULE 13D

CUSIP No. 125906 10 7	Page 4 of 10 Pages

In addition, Jack Farber may also have been deemed to have shared voting and investment power with respect to 31,676 shares of Common Stock that were held by the Farber Foundation, Inc. (the “Farber Foundation”), a charitable foundation. Jack Farber, Christopher J. Munyan, an officer and director of CSS, and Vincent A. Paccapaniccia, an officer of CSS, are the members of, and together with William G. Kiesling, an officer of CSS, are the directors of, the Farber Foundation. Between February 7, 2012 and February 15, 2012, the Farber Foundation sold 31,676 shares of Common Stock and no longer holds any shares of Common Stock. As a matter of policy, the Farber Foundation did not vote the shares of Common Stock that it owned. Jack Farber disclaimed beneficial ownership with regard to these shares.

The shares listed as beneficially owned by Mr. Farber do not include shares held by the Farber Family Foundation, Inc. (the “Farber Family Foundation”), a charitable foundation. Jack Farber, his wife and his daughter are the members, officers and directors of the Farber Family Foundation. However, only his daughter has voting and investment power with regard to shares of Common Stock held by the Farber Family Foundation. As a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns.

Prior to this Amendment No. 3, Jack Farber’s Schedule 13D indicated that he owned 43,475 shares of Common Stock held by trusts for his grandchildren because Vivian Farber was a trustee of such trusts. Vivian Farber no longer serves as a trustee of such trusts and thus such shares are no longer deemed to be owned beneficially by Jack Farber. In addition, Jack Farber also previously reported ownership of 12,275 shares of Common Stock previously held by a trust for which Vivian Farber is trustee. These shares have been transferred to trusts for the benefit of Jack Farber’s children of which neither Jack nor Vivian Farber is a trustee, and thus such shares are no longer deemed to be owned beneficially by Jack Farber.

Between August 24, 2009 and March 18, 2010, the Jack Farber Revocable Trust sold 36,205 shares of Common Stock as follows:

Date of Sale	Number of Shares	Price Per Share ($)
August 24, 2009	94	22.50
August 24, 2009	200	22.70
August 24, 2009	100	22.72
August 24, 2009	200	22.73
August 24, 2009	300	22.74
August 24, 2009	500	22.87
August 24, 2009	100	22.88
August 24, 2009	400	22.89
August 25, 2009	206	22.02
August 25, 2009	1,600	22.14
August 25, 2009	200	22.24
August 25, 2009	200	22.25
August 25, 2009	1,000	22.40
August 25, 2009	4,900	22.50
October 7, 2009	1,000	21.75
October 7, 2009	4,000	21.80
October 7, 2009	100	21.82
October 7, 2009	100	21.83
October 7, 2009	1,000	21.85
October 7, 2009	1,000	21.90

SCHEDULE 13D

CUSIP No. 125906 10 7	Page 5 of 10 Pages

Date of Sale	Number of Shares	Price Per Share ($)
October 8, 2009	800	21.80
March 23, 2010	500	21.75
March 23, 2010	1,000	21.80
March 23, 2010	300	21.85
April 20, 2010	552	21.75
April 23, 2010	1,868	21.75
April 23, 2010	200	21.76
April 23, 2010	200	21.77
April 23, 2010	146	21.80
April 23, 2010	500	21.90
April 26, 2010	680	21.75
April 26, 2010	1,000	21.76
April 26, 2010	800	21.80
April 26, 2010	1,000	21.82
April 27, 2010	500	21.75
April 28, 2010	2,054	21.75
April 29, 2010	2,000	21.75
April 29, 2010	2,000	21.80
April 29, 2010	500	21.81
May 17, 2010	300	21.75
May 18, 2010	305	21.75
May 18, 2010	1,700	21.79
May 18, 2010	100	21.84

TOTAL	36,205

The sales listed in the table above were effected in the public trading markets pursuant to a plan intended to comply with Rule 10b5-1(c) under the Securities Exchange Act of 1934.

In addition, the Jack Farber Revocable Trust donated 50,000 shares to the Farber Family Foundation on November 30, 2012.

Between September 26, 2012 and December 19, 2012, the David Farber Trust sold 60,383 shares of Common Stock as follows:

Date of Sale	Number of Shares	Price Per Share ($)
September 26, 2012	100	20.78
September 26, 2012	100	20.79
September 26, 2012	3	20.85
September 26, 2012	127	20.86
September 26, 2012	210	20.91
September 26, 2012	68	20.98
September 26, 2012	100	21.03
September 26, 2012	100	21.08
September 26, 2012	200	21.10
September 26, 2012	100	21.12
September 26, 2012	100	21.13
September 26, 2012	100	21.16

SCHEDULE 13D

CUSIP No. 125906 10 7	Page 6 of 10 Pages

Date of Sale	Number of Shares	Price Per Share ($)
September 27, 2012	300	20.74
September 27, 2012	100	20.75
September 27, 2012	300	20.76
September 27, 2012	400	20.77
September 27, 2012	100	20.78
September 27, 2012	108	20.82
September 27, 2012	100	20.91
September 28, 2012	100	20.53
September 28, 2012	100	20.56
September 28, 2012	100	20.58
September 28, 2012	100	20.62
September 28, 2012	45	20.63
September 28, 2012	100	20.65
September 28, 2012	100	20.68
September 28, 2012	100	20.73
September 28, 2012	100	20.74
September 28, 2012	100	20.77
October 1, 2012	300	20.50
October 1, 2012	200	20.53
October 1, 2012	200	20.55
October 1, 2012	100	20.56
October 1, 2012	300	20.57
October 1, 2012	100	20.60
October 1, 2012	100	20.63
October 1, 2012	100	20.65
October 1, 2012	2	20.72
October 1, 2012	1	20.78
October 1, 2012	2	20.84
October 2, 2012	100	20.52
October 2, 2012	100	20.54
October 8, 2012	209	20.50
October 17, 2012	6	20.50
November 6, 2012	2	20.50
November 6, 2012	149	20.52
November 26, 2012	550	20.50
November 26, 2012	98	20.51
November 26, 2012	2	20.52
November 26, 2012	200	20.58
November 29, 2012	4,054	20.50
November 29, 2012	1,303	20.51
November 29, 2012	916	20.52
November 29, 2012	303	20.53
November 29, 2012	1,000	20.54
November 29, 2012	300	20.55
November 29, 2012	94	20.56
November 29, 2012	128	20.57
November 29, 2012	300	20.58
November 29, 2012	16	20.61
November 30, 2012	1,100	20.50
November 30, 2012	1,787	20.52
December 3, 2012	1,384	20.50

SCHEDULE 13D

CUSIP No. 125906 10 7	Page 7 of 10 Pages

Date of Sale	Number of Shares	Price Per Share ($)
December 4, 2012	7	20.51
December 4, 2012	207	20.52
December 4, 2012	295	20.53
December 5, 2012	1,400	20.50
December 5, 2012	500	20.51
December 5, 2012	300	20.52
December 5, 2012	100	20.53
December 5, 2012	1,000	20.54
December 5, 2012	300	20.54
December 5, 2012	200	20.55
December 5, 2012	200	20.55
December 5, 2012	20	20.62
December 10, 2012	2,028	20.50
December 10, 2012	2,276	20.51
December 10, 2012	507	20.52
December 10, 2012	400	20.53
December 10, 2012	300	20.53
December 10, 2012	758	20.54
December 10, 2012	1,247	20.55
December 11, 2012	275	20.50
December 11, 2012	101	20.51
December 11, 2012	224	20.52
December 11, 2012	100	20.53
December 17, 2012	2,393	20.50
December 17, 2012	310	20.51
December 17, 2012	1,133	20.52
December 17, 2012	1,099	20.53
December 17, 2012	901	20.54
December 17, 2012	898	20.55
December 17, 2012	253	20.56
December 17, 2012	449	20.57
December 17, 2012	200	20.58
December 17, 2012	102	20.59
December 17, 2012	100	20.61
December 17, 2012	300	20.62
December 17, 2012	24	20.63
December 17, 2012	76	20.67
December 17, 2012	100	20.68
December 18, 2012	3,237	20.50
December 18, 2012	100	20.51
December 18, 2012	1,395	20.51
December 18, 2012	1,234	20.52
December 18, 2012	100	20.53
December 18, 2012	1,500	20.53
December 18, 2012	1,056	20.54
December 18, 2012	437	20.55
December 18, 2012	100	20.56
December 18, 2012	520	20.56
December 18, 2012	100	20.57
December 18, 2012	243	20.57
December 18, 2012	203	20.58

SCHEDULE 13D

CUSIP No. 125906 10 7	Page 8 of 10 Pages

Date of Sale	Number of Shares	Price Per Share ($)
December 18, 2012	100	20.59
December 18, 2012	100	20.60
December 18, 2012	113	20.61
December 18, 2012	200	20.65
December 18, 2012	100	20.66
December 18, 2012	17	20.69
December 19, 2012	600	20.50
December 19, 2012	600	20.51
December 19, 2012	500	20.52
December 19, 2012	100	20.53
December 19, 2012	500	20.54
December 19, 2012	547	20.55
December 19, 2012	400	20.56
December 19, 2012	100	20.57
December 19, 2012	300	20.58
December 19, 2012	300	20.59
December 19, 2012	100	20.60
December 19, 2012	300	20.60
December 19, 2012	200	20.61
December 19, 2012	400	20.62
December 19, 2012	200	20.63
December 19, 2012	300	20.63
December 19, 2012	100	20.64
December 19, 2012	529	20.65
December 19, 2012	302	20.66
December 19, 2012	100	20.67
December 19, 2012	300	20.69
December 19, 2012	100	20.70
December 19, 2012	500	20.70
December 19, 2012	100	20.71
December 19, 2012	100	20.71
December 19, 2012	193	20.72
December 19, 2012	207	20.73
December 19, 2012	500	20.74
December 19, 2012	400	20.75
December 19, 2012	100	20.76
December 19, 2012	100	20.79
December 19, 2012	200	20.81

TOTAL	60,383

The sales listed in the table above were effected in the public trading markets pursuant to a plan intended to comply with Rule 10b5-1(c) under the Securities Exchange Act of 1934.

SCHEDULE 13D

CUSIP No. 125906 10 7	Page 9 of 10 Pages

Between February 7, 2012 and February 15, 2012, the Farber Foundation sold 31,676 shares of Common Stock as follows:

Date of Sale	Number of Shares	Price Per Share ($)
February 7, 2012	3,507	21.00
February 7, 2012	2,000	21.02
February 7, 2012	1,000	21.03
February 8, 2012	500	20.91
February 8, 2012	1,370	21.00
February 8, 2012	1,000	21.04
February 9, 2012	2,000	20.98
February 10, 2012	8,000	20.95
February 13, 2012	2,000	21.09
February 13, 2012	1	21.22
February 14, 2012	298	20.79
February 14, 2012	2,000	20.80
February 14, 2012	5,000	20.85
February 15, 2012	2,116	20.93
February 15, 2012	884	20.99

TOTAL	31,676

The sales listed in the table above were effected in the public trading markets.

SCHEDULE 13D

CUSIP No. 125906 10 7	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jack Farber
Jack Farber

Date: December 21, 2012